

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

October 25, 2010

By U.S. Mail and facsimile to (949) 417-1399

Mr. Kevin M. Bridges, Chief Financial Officer
Shopoff Properties Trust, Inc.
8951 Research Drive
Irvine, CA   92618

> **Re: Shopoff Properties Trust, Inc.
>   Form 10-K for the year ended December 31, 2009
>   Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010
>   File No. 333-139042**

Dear Mr. Bridges:

We have reviewed your response letter dated September 30, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Consolidated Statements of Cash Flows, page F-6

1. We have considered your response to comment two. Since net income includes the effects of interest and loan fees earned but not received (i.e., the accrual of the $324,648 interest income on the two Aware Notes and the accrual of $104,345 interest income and loan fees), net income should be adjusted to remove the effect of those items rather than reporting them in investing activities. Please revise in future filings as appropriate. Refer to ASC 230-10-45-28a and b.

Exhibit 31.1 and 31.2 – Section 302 Certifications and Exhibit 32.1 and 32.2 – Section 906 Certifications

2. We have considered your response to comments four and five and await the filing of your abbreviated amendments to the Form 10-K and Form 10-Qs.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief